

February 28, 2024

Alan Rootenberg
Chief Financial Officer
Clearmind Medicine Inc.
101 – 1220 West 6th Avenue
Vancouver, British Columbia

> **Re: Clearmind Medicine Inc.**
> **Form 20-F for the fiscal year ended October 31, 2023**
> **Filed January 29, 2024**
> **File No. 001-41557**

Dear Alan Rootenberg:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the fiscal year ended October 31, 2023

Independent Auditor's Report, page F-4

1. We note that the opinion of your predecessor auditor, Saturna Group, is dated March 8, 2022, except as to Notes 1(c) and 1(d) which is as of January 26, 2024. We further note, however, that Saturna Group's registration with the PCAOB was withdrawn effective May 31, 2023. In accordance with PCAOB Rule 2107(b)(1), a firm that was once registered and then later withdrew their registration from the PCAOB may reissue or give consent to the use of a prior report that it issued while registered. However, the firm cannot update or dual-date a previously issued report after the firm is no longer registered, as that involves additional audit work. As such, tell us how you considered having your current independent accountants audit the adjustments made to the October 31, 2021 financial statements discussed in Notes 1(c) and 1(d) or re-audit the October 31, 2021 financial statements. Please amend your Form 20-F accordingly.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Jenn Do at 202-551-3743 or Vanessa Robertson at 202-551-3649 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Life Sciences